ASX/MEDIA RELEASE	3 JANUARY 2006

pSivida completes acquisition of
Control Delivery Systems

Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that on 30 December 2005 it completed the acquisition of Control Delivery Systems, Inc. (“CDS”), a private US drug delivery company located in the Boston, Massachusetts area. CDS has been renamed pSivida Inc.

This acquisition is an integral part of pSivida’s on-going US growth strategy. CDS’ portfolio of products and product candidates includes two approved and marketed products, one Phase III product and other early-stage product candidates. The acquisition of CDS will bring additional product development and regulatory expertise to pSivida’s management team and provide pSivida with an operating base in the Boston biotech hub, enhancing its overall visibility as well as access to the US scientific and investment communities. Australian publication Bioshares recently announced pSivida’s acquisition of CDS as the ‘Biotech M&A Deal of the Year’, citing pSivida’s increased presence in the US, current revenue stream and synergies for combining the two companies’ technologies and expertise.

The acquisition was overwhelmingly approved by pSivida shareholders at its Annual General Meeting held in November, with 99.9% of proxies in favour. pSivida is now one of the world’s first bio-nanotech companies with product and licensing revenues and has operations in the US, UK, Singapore and Australia. pSivida shares are traded on the NASDAQ, Frankfurt and Australian exchanges.

The acquisition was funded through the issuance of approximately 16 million pSivida American Depositary Shares (“ADSs”) to CDS stockholders, representing approximately 41.5% of the ownership of the combined company. CDS shareholders will be subject to lock-up periods ranging from 6 to 9 months, while pSivida Executive Directors have agreed to a voluntary 6 month lock-up period.

pSivida now owns the only two FDA approved sustained release drug delivery systems for the back of the eye, Vitrasert®and RetisertTM. pSivida also now owns another sustained release drug delivery system in phase III trials, MedidurTM at a time when the Company believes that the ophthalmology market is growing strongly, particularly in developing drugs for age related macular degeneration and diabetic retinopathy.

RetisertTM, marketed by global US ophthalmology company Bausch & Lomb, is a treatment for chronic, non-infectious uveitis affecting the posterior segment of the eye, a debilitating eye disease that is the third largest cause of blindness in the US, affecting 175,000 people. RetisertTM was approved in October, 2005 for full US CMS (Medicare) coverage at a rate of US$19,345 which is 106% of the wholesale price of the device of US$18,250.

“Bausch & Lomb in its last quarterly commentary said that the sales outlook for RetisertTM is bright,” said Mr Gavin Rezos, MD and CEO of pSivida Limited. In addition to uveitis, Bausch & Lomb has the right to use RetisertTM as a delivery system for compounds to treat other eye diseases.

Former CEO of CDS, Dr Paul Ashton has accepted the position of Executive Director of Strategy of pSivida Limited and will be based at pSivida Inc. headquarters near Boston.

Combined company’s marketed products and lead product candidates:

Marketed	RetisertTM for Uveitis
An intravitreal drug implant marketed by Bausch & Lomb, approved by the FDA for the treatment of chronic non-infectious uveitis affecting the posterior segment of the eye, a sight threatening inflammatory disease that is the third largest cause of blindness in the US. Two long-term, multi-center clinical trials of Retisert™ for DME are also ongoing.

Marketed	Vitrasert® for CMV Retinitis	An intravitreal drug implant marketed by Bausch & Lomb, approved by the FDA for the treatment of AIDS-related Cytomegalovirus (CMV) Retinitis, a blinding condition in immune compromised patients.
Phase III	MedidurTM for Diabetic Macular Edima (DME)	An injectable, non-erodible intravitreal device for DME, designed to be administered in an office procedure. DME is a major cause of vision loss in working age patients.
Phase IIb	BrachySilTM for non-operable liver cancer	A non-degradable, radioactive 32-phosphorus form of BioSiliconTM for the treatment of non-operable liver cancer tumours.
Phase IIa (1st half 2006)	BrachySilTM for non-operable pancreatic cancer	A non-degradable, radioactive 32-phosphorus form of BioSiliconTM for the treatment of non-operable pancreatic cancer tumours.
Preclinical	BioSilicon TM platform technology	A new and unique material produced from elemental silicon for use in controlled-release drug delivery and other applications across the healthcare sector.

Vitrasert® and Retisert™ are trademarks of Bausch & Lomb incorporated

-ENDS-
pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products in particular in oncology and ophthalmology.

pSivida owns or has the exclusive rights to use the intellectual property pertaining to BrachySil™, Medidur™, Retisert™ and Vitrasert®. The company’s IP portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structrured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida has granted an exclusive licence to its subsidiary, AION Diagnostics Limited to develop and commercialise diagnostic products using BioSilicon™, and has also granted an exclusive licence to its subsidriary, pSiNutria Limited to develop and commercialise food technology applications using BioSilicon™.

pSivida conducts its operations from offices and facilities near Boston in Massachusetts, Malvern in the United Kingdom, Perth in Western Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and technology company, formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ was instrumental in discovering BioSilicon(TM) and pSivida enjoys a strong relationship with it having access to its cutting edge research and development facilities. For more information visit www.QinetiQ.com

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties.  The statements are indicated by the use of words such as "believes", "expects", "anticipates" and similar words and phrases.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our inability to successfully integrate CDS’s operations and employees; the failure of the CDS’s products to achieve expected revenues and the combined entity’s inability to develop existing or proposed products. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.